Management’s Discussion and Analysis

For the Three Months ended March 31, 2009

Dated: May 13, 2009

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

For ease of reference, the following information is provided:

Canadian Dollars per U.S. Dollar

	March 31, 2009	December 31, 2008

Rate at end of period	1.26130	1.21800
Average rate for period	1.24460	1.06600
High for period	1.29910	1.29350
Low for period	1.17850	0.97650

www.bankofcanada.com

Conversion Table
Imperial			Metric

1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	M etres
1 Mile	=	1.609344	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Information from www.onlineconversion.com

Precious metal units and conversion factors

ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030	oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920	oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670	oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000	g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm
mg	- milligram	1	Carat	=	41.6660	mg/g
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg
ug	- microgram	1	oz (troy)	=	31.1035	g

	Information from www.onlineconversion.com

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Glossary of Abbreviations

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Converts to ounces per ton by dividing by 34.286
Ba:	Barium
CAD:	Canadian dollars
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR:	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
TSX-V	Toronto Stock Exchange - Venture Exchange
US$:	U.S. dollars
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Introduction

This Management’s Discussion and Analysis (“MD&A”) of Quaterra Resources Inc. (“Quaterra” or the “Company”) is dated May 13, 2009 and provides analysis of Quaterra’s financial results for the three months ended March 31, 2009 compared to the same period in the prior year.

The following information should be read in conjunction with the Company’s unaudited financial statements for the three months ended March 31, 2009 and the related notes thereto. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts contained herein are in Canadian dollars.

The Company is a junior exploration company focused on making significant mineral discoveries in North America. It is currently exploring for copper, uranium, molybdenum, and precious metals in the United States and Mexico. The Company’s preference is to acquire a 100% interest in properties on reasonable terms and maintain this interest through initial evaluation.

The Company’s shares are listed on the TSX Venture Exchange under the symbol “QTA” and NYSE AMEX “QMM”. Additional information related to Quaterra is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission www.sec.gov.

Certain forward-looking statements are discussed in the MD&A with respect to the Company’s activities and future financial results. These are subject to significant risks and uncertainties that may cause projected results or events to differ materially from actual results or events.

Dr. Thomas C. Patton, P. Geo., the President and Chief Executive Officer, and Mr. Eugene Spiering, Vice President Exploration of the Company are the qualified persons responsible for the preparation of the technical information included in this MD&A.

Overall Performance

Corporate Development

In light of the Company’s financial position, the Board of Directors of the Company and senior management have voluntarily reduced their salaries as indicated below:

a.	Forfeiture of
	i)	100% for the President and Chief Executive Officer effective January 16, 2009,
	ii)	50% for the Vice President, Exploration effective December 2008 and
	iii)	50% for the Chief Financial Officer effective December 2008.
b.	Suspension of Directors’ cash compensation effective the fourth quarter of 2008

The reductions and cash compensation may be made whole at some future date by issuing stock.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Exploration

On January 26, 2009 the Company announced that Tetra Tech, Inc. of Golden, Colorado had completed an initial NI43-101 compliant independent resource estimate for the MacArthur Copper Project in Lyon County, Nevada. MacArthur’s initial measured and indicated oxide/chalcocite resource verified 52.04 million tonnes averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper and an inferred oxide/chalcocite resource of 78.76 million tonnes averaging 0.283% TCu contains 429.3 million pounds of copper. It also confirmed an inferred primary sulfide resource of 5.81 million tonnes averaging 0.539% TCu containing 68.9 million pounds of copper. All tonnage and grade figures were calculated using a cutoff grade 0.18% TCu.

On March 2, 2009 the Company and 50% joint venture partner Blackberry Ventures 1, LLC. announced that Caracle Creek International Consulting Inc. of Toronto had completed a NI43-101 compliant independent resource estimate for its Nieves silver property in northern Zacatecas, Mexico. The Nieves’ initial indicated resource confirmed 2.63 million tonnes averaging 110.2 g/t silver, containing 10.26 million ounces of silver and an inferred resource of 2.09 million tonnes averaging 96.6 g/t silver containing an additional 7.0 million ounces of silver. These figures are based on a cutoff grade of 60 g/t silver.

On March 19, 2009, the Company announced the discovery of a new silver vein at the Las Americas project in Durango, Mexico. Hole AMD-3 intersected 12 meters averaging 59 g/t silver, including 2.5 meters averaging 222 g/t silver. Rock chip sampling also delineated a gold target on the adjacent Mirasol prospect.

Update on Mineral Properties

Uranium Project – Arizona, Utah and Wyoming

Quaterra completed a third deep drill hole on the Arizona Strip project to test the A-20 breccia pipe during the first quarter of 2009. The program appears to be defining a mineralized pipe that may be comparable to the largest pipes yet identified in the northern district. Three holes have tested the margins of the structure below the Hermit/Coconino horizon on a spacing of approximately 125 feet. All three holes had a pronounced deviation to the east. The drill hole deviation supports the probe and core data that only the eastern edge has yet been defined of a pipe that is now estimated to exceed 400 feet in diameter at this horizon.

Although clearly out of the pipe at a depth of 1,450 feet, hole A-20-1 had the best intercept of the three holes in what is interpreted as ring fracture mineralization with a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet. The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58% .

Hole A-20-03, drilled as a close offset to abandoned hole A-20-02 investigated a slightly more central position in the pipe and ecountered several scattered mineralized intercepts including 11 feet averaging 0.22% U3O8 at a depth of 1,548.5 feet. No core was taken because of hole conditions, but drill cuttings and probe data indicate that the hole was in the pipe throat to total depth 1,650 feet.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Hole A-20-04 deviated out of the east edge of the pipe above the Hermit horizon and did not encounter significant mineralization. A core taken at 1,170 feet recovered unbrecciated, partially altered Hermit siltstone with high angle fractures. The hole had to be terminated due to hole conditions at 1,230 feet well above the mineralized zone in Hole A-20-01. The hole may be re-entered and deepened in a future drilling program at A-20.

The A-20 discovery raises expectations for the more than 200 moderate to high priority anomalies remaining on the Company’s property. Quaterra now has an inventory of three mineralized breccia pipes and five probable pipes with drill defined or mapped structures that remain untested by deep drill holes in the pipe throat below the Coconino/Hermit horizon.

The Arizona Strip drilling program has proven the validity of the geophysical targets and added significantly to the prospective value of many untested anomalies on Quaterra’s properties. Future drilling programs to explore these targets will necessarily be subject to funding and the status of public lands in the district. Past operations have an exemplary record of prudent mining and reclamation. Although the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, anti-mining interests are currently pursuing the removal of the district from mineral entry. Quaterra’s activities have strong local and state support and the Company is optimistic that these efforts will not be successful. The uranium of this prolific district represents an enormous domestic supply of clean energy at a time when it is critical to the needs of the country.

Acquisition costs incurred to March 31, 2009 were $3,582,744 and exploration expenditures were $7,119,608 for a total of $10,702,352. Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965.

MacArthur Property – Nevada

Tetra Tech of Denver, Colorado completed a 43-101 compliant independent technical report and resource estimate on the MacArthur project in January 2009. Using a cutoff grade of 0.18% total copper (TCu), MacArthur’s measured and indicated oxide/chalcocite resource totals 52.04 million tonnes averaging 0.239% total copper (TCu) containing 273.6 million pounds of copper. The inferred oxide/chalcocite resource totals 68.76 million tonnes averaging 0.283% TCu containing 429.3 million pounds of copper. An inferred primary sulfide resource of 5.81 million tonnes averaging 0.539% TCu containing 68.9 million pounds of copper.

A summary of Tetra Techs resource estimate is shown below:

MacArthur Copper Project
Oxide and Chalcocite Material

Cutoff	Tons	Average	Contained
Grade		Grade	Copper
(%TCu)	(x1000)	(%TCu)	(lbs x 1000)
Measured and Indicated Copper Resources
0.18	57,365	0.24	273,653
0.20	39,078	0.26	204,463
0.25	14,617	0.33	96,964

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Inferred Copper Resources
0.18	75,832	0.28	429,336
0.20	57,484	0.31	359,766
0.25	29,287	0.40	234,917

Tetra Tech’s report confirmed that significant potential exists for developing additional mineral resources within and adjacent to the current drillhole pattern. The ultimate size of the MacArthur deposit remains unknown.

Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the drilling program successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that remains open for extension by additional drilling. The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles. The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by Quaterra’s deeper drillholes in the western and northern margins of the drilled area. The primary copper mineralization in the northern area is a target for a possible porphyry center.

The results of the MacArthur drilling program has been supported by an interpretation of a helicopter-borne aeromagnetic survey coupled with an inversion of historical IPR data. The interpretation is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling.

Subject to availability of funding, the Company is planning on a limited drilling program during 2009 to determine the extent of high grade copper oxides north of the MacArthur pit and to test the North Porphyry target. The program is expected to have fewer regulatory limitations on the location of drill holes. A Plan of Operations permit authorizing drilling throughout much of the project area is expected for completion in early spring.

Acquisition costs incurred to March 31, 2009 were $936,453 and exploration expenditures were $7,779,705 for a total of $8,716,158. Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608. A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Yerington – Nevada

The Arimetco assets in the Yerington Mining District have been under review since Quaterra received approval of the U.S. court to acquire the property in May 2007. The original 180 day review period has been extended until June 17, 2009. A series of environmental, legal and technical due diligence studies have been completed with satisfactory results

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (ESA) in April 2008 to identify conditions indicative of releases or threatened releases of hazardous substances. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Legal due diligence has addressed most of the issues related to the Arimetco assets with a few items pending near term completion. A legal description of the property has been completed including a chain of title report. Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies, the Yerington Natural Resources Damages Council and the Atlantic Richfield Company (ARC) that will define, limit and protect the Company from existing liabilities on the property.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming. To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base. An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains significant under-explored potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored, including the large and only partially delineated Bear deposit.

Acquisition costs incurred to March 31, 2009 were $1,430,972 and exploration expenditures were $694,459 for a total of $2,125,431. Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019.

Alaska Properties

Duke Island – Alaska

An interpretation of gravity and NSAMT data from the Duke Island project during the quarter has delineated a significant anomaly at depth below the Marquis and Far North targets. The location of the anomaly may explain the Company’s lack of success to date by drilling at Marquis and substantially upgrade the projects potential for discovery.

The ground geophysical survey investigated an area low resistivity identified in the 2008 airborne EM surveys. The survey data defines a spectacular “wine glass” conductive anomaly extending more than 3,000 feet with the Marquis and Far North anomalies forming the rims of the glass. More significantly, the “stem” of the wine glass shows up as a strongly conductive keel at a depth of 1,500-2,000 feet. The gravity survey showed an anomalous high over the keel area that could be modeled with the presence of a large sulfide body at depth. The correlation of the conductor with the gravity anomaly and the presence of drilled mineralized sulfides nearby make this an attractive drill target. The keel appears to be a feeder dike and may be both the source and site of copper-nickel mineralization at Duke Island.

The “keel’ anomaly between Marquis and Far North EM anomalies is a compelling target for additional drilling on Duke Island. The Company is contemplating a program of 1-2 core holes drilled to a depth of

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

approximately 3,000 feet on the target for a final test of the prospect in 2008. The geometry of the mineralization and the size of the related anomalies present an opportunity for Quaterra to discover a copper /nickel sulfide deposit in southern Alaska.

Herbert Glacier Gold Project – Alaska

The Company has conducted only maintenance work on its Herbert Glacier projects during the period.

Acquisition costs incurred to March 31, 2009 were $254,772 and exploration expenditures were $2,387,502 for a total of $2,642,274. Acquisition costs incurred to December 31, 2008 were $254,772 and exploration expenditures were $2,357,173 for a total of $2,611,945.

Nieves Property – Mexico

2008 Program

The Company and its 50% joint venture partner Blackberry Ventures 1, LLC completed a 24 core hole drilling program totaling 6,173 meters from May to August 2008 which was successful in defining both high-grade vein and potential bulk-mineable silver mineralization along a portion of the Concordia vein system. These holes, in combination with previous holes completed by the joint venture, provided approximately 50-meter drill coverage both along strike and down dip on a 400 meter section of the vein, which was adequate to calculate an initial resource estimate. The NI43-101 compliant independent resource estimate was prepared by Caracle Creek International Consulting Inc.of Toronto, Canada:

Estimated mineral resources1
Concordia vein system, Nieves Property

Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz2)	Au (oz2)
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373

1) Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 60 g/t Ag.
2) 1 troy ounce = 31.103 grams.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling. The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 meters or less to expand the mineralization. The resource estimate was subjected to significant capping of high grade values due to drill hole spacing. Closer spaced drilling on 10-20 meter centers to define the extent of high grade mineralization (+500 g/t silver) may increase the population of high grade silver samples which would increase grades.

The Company is confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model. Moreover, the chances of significantly expanding the resource are excellent, considering that the current resource estimate covers only one-third of the Concordia vein and several other veins with high grade mineralization occur on the property.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Since inception to March 31, 2009, the Company had incurred $1,374,320 for acquisition costs and $1,763,745 for exploration expenditures giving a total of $3,138,065 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,225,887 for its 50% interest in Nieves.

Since inception to December 31, 2008, the Company had incurred $1,355,726 for acquisition costs and $1,734,890 for exploration expenditures giving a total of $3,090,616 for its 50% interest in Nieves. The Company’s joint venture partner, Blackberry had spent, including the Company’s administration fee, US$3,183,951 for its 50% interest in Nieves.

Mirasol – Las Americas – Mexico

The Americas-Mirasol-Tecolotes projects, located in eastern Durango in the central part of the Mexico Silver Belt, are a group of contiguous concessions covering an area of 94,107 hectares (363 square miles). Six widely spaced reconnaissance core holes totaling 2,515 meters were completed at Americas in the fourth quarter of 2008 to evaluate a series of northwesterly striking epithermal quartz veins.

One of the holes contained significant silver mineralization. Hole AMD-3 intersected 12 meters of 59 g/t silver in the Marimar vein beginning at a depth of 84 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

Continued mapping and sampling in the adjacent Mirasol concession has identified a new gold prospect at Loma Aguila. A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold. Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t. The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

Additional mapping, sampling and geophysical surveys are planned for both the Americas and Aguila prospects, with drilling tentatively scheduled to begin in the second half of 2009.

The Americas-Mirasol-Tecolotes project area is located in the Municipality of Simon Bolivar, Durango, Mexico, about half way between the cities of Durango and Torreon. The Americas and Mirasol concessions are 100% owned by Quaterra through its Mexican subsidiary Aqua Tierra SA de SV. The Tecolotes concession is a joint venture between Quaterra and EXMIN SA de CV, a subsidiary of EXMIN Resources Inc. Under the terms of the agreement, Quaterra may earn a 75% interest in the concession by spending US$500,000 in exploration and making annual payments to EXMIN totaling US$100,000 over a four year period.

Acquisition costs incurred to March 31, 2009 were $366,640 and exploration expenditures were $1,748,116 for a total of $2,114,756. Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Los Crestones Project – Mexico

The Company has conducted only claim maintenance work at Crestones during the period.

Acquisition costs incurred to March 31, 2009 were $84,334 and exploration expenditures were $1,393,538 for a total of $1,477,872. Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204.

Other Properties

Wassuk Project, Nevada

The Company has conducted only maintenance work on its Wassuk project during the period.

Other properties of the Company include various properties in the USA, and Mexico. See Note 6 in the consolidated financial statements for the period ended March 31, 2009.

Future plans

MacArthur: Additional drilling on the MacArthur project is dependent on receipt of an approved Plan of Operations (POO) that is now pending with the Bureau of Land Management. A Class III cultural survey has been completed on the entire claim block and submitted with a draft EA that outlines an initial plan for 272 drill-hole locations necessary to define the margins of mineralization and infill the resource area. Until the POO is approved and a Decision Record issued, work on the project is expected to include preliminary metallurgical testing, geophysical studies, and a review of district exploration data from the Anaconda Library in Laramie, Wyoming.

Nieves: Drilling completed in 2008 at the Nieves Silver Project was successful in defining a large proportion of the resource as an indicated mineral resource category. This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of the current drilling extents. The Company and Blackberry Ventures LLC is confident that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model.

Mineral Property Expenditure

During the period ended March 31, 2009, the Company incurred $1,155,297 on mineral property expenditures. The total mineral properties expenditure was allocated as follows; 39% on MacArthur, 16.0% on Uranium properties, 8.4% on Yerington, 7.4% on Mirasol and Americas, 4.0% on Nieves, 2.6% on the Alaskan properties (Duke Island), 22.0% on other properties, and 0.6% on Los Crestones.

Information on all mineral property expenses by property can be found in Note 6 of the interim consolidated financial statements dated March 31, 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

The deferred mineral property costs as at March 31, 2009 were as follows:

All Mineral Properties	Balance	Additions	Change during	Total
	December 31, 2008	Q1	the Period	March 31, 2009
Summary by Expenditures
Total acquisitions	$9,557,859	$541,728	$541,728	$10,099,587
Total exploration	23,327,212	613,569	613,569	23,940,781
Total	$32,885,071	$1,155,297	$1,155,297	$34,040,368

Summary by Property
Uranium properties	10,516,965	185,387	185,387	10,702,352
MacArthur copper	8,264,608	451,550	451,550	8,716,158
Nieves, net of cost recovery	$3,090,616	$47,449	$47,449	$3,138,065
Alaskan properties	2,611,945	30,329	30,329	2,642,274
Yerington copper	2,028,019	97,412	97,412	2,125,431
Mirasol-Americas	2,029,387	85,369	85,369	2,114,756
Los Crestones	1,477,204	668	668	1,477,872
Other properties	2,866,327	257,133	257,133	3,123,460
Total	$32,885,071	$1,155,297	$1,155,297	$34,040,368

Review of Financial Results

For the three months ended March 31, 2009 (“Q1 2009”), the Company reported a net loss of $1,655,993 compared to a net loss of $1,120,594 for the same period in previous year (“Q1 2008”). The increase of $535,399 in loss in Q1 2009 was mainly attributable to the increase of foreign exchange loss and interest and financing fees accrued on the convertible notes. A detailed discussion is listed below:

Exploration Costs

Exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties. If they do not have characteristics of property, plant and equipment, they are expensed as incurred. Exploration costs were increased by $55,235 from $67,989 in Q1 2008 to $123,224 in Q1 2009 due to increased general exploration activities carried out in Mexico.

General Administrative Expenses

General administrative expenses include overheads associated with administering and financing the Company’s exploration activities.

General administrative expenses were $713,918 in Q1 2009 (excluding stock-based compensation and amortization), a decrease of $91,137 compared to $805,055 in Q1 2008. A summary of the changes is outlined below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

a)

Administration and office general expenses increased by $97,393 from $139,278 in Q1 2008 to $236,671 in Q1 2009 due to the expensed amounts for 2009 insurance coverage compared to the amounts recorded in prepaid in Q1 2008.

b)

Regulatory and transfer agent fees increased $41,155 from $44,207 in Q1 2008 to $85,362 in Q1 2009 resulting from the expensed amounts of Exchange listing fees in Q1 2009 compared to the amounts recorded in prepaid for 2008.

c)	Salaries and benefits increased by $17,639 from $93,293 in Q1 2008 to $110,932 in Q1 2009 resulting from added personnel in the US subsidiary.

d)	Directors and officers fees increased by $16,177 from $22,500 in Q1 2008 to $38,677 in Q1 2009 resulting from increased compensation package to the Board members effective July 2008.

e)

Professional fees decreased by $141,087 from $205,988 in Q1 2008 to $64,901 in Q1 2009 resulting from lower use of corporate counsel fees in the United States when the Company’s common shares were first traded in AMEX in March 2008.

f)	Consulting fees decreased by $72,382 from $192,916 in Q1 2008 to $120,534 in Q1 2009 due to lower use of Sarbanes-Oxley qualified consultants assisting the Company becoming SOX 404 compliant.

The increases were also partially offset by reduced travel and investor relations expenses.

Other and Non-Cash Expenses (Income)

a)

Foreign exchange: the Company recognized a foreign exchange loss of $226,638 in Q1 2009 compared to a foreign exchange gain of $164,773 in Q1 2008 due to the weakening Canadian dollar. Volatility in the foreign exchange rate could continue to result in foreign exchange gains or losses. The Company does not actively hedge its exposure to changes in the value of the Canadian dollar.

b)	Amortization increased by $1,257 from $16,609 for Q1 2008 to $17,866 for Q1 2009 due to additional purchase of computers and office furniture in subsidiaries.

c)

Stock-based compensation decreased by $2,031 from $409,518 in Q1 2008 to $407,487 in Q1 2009. The current stock-based compensation represents the fair amounts for the vested stock options granted in June 2008. The value of stock-based compensation was determined by Black Scholes option pricing model.

d)	The Company charges 10% administration fee on its Nieves Joint Venture partner’s shared exploration costs on a quarterly basis.

e)

Higher interest and financing costs in the first quarter are the result of interest cost and finders fees on the convertible notes. The notes bear a 10% interest rate per annum and incurred a US$52,200 finders’ fee paid in January 2009.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

The increased or decreased are outlined as follows:

			Increase
Exploration	2009	2008	(decrease)
General exploration	$123,224	$67,989	$55,235

General and administrative expenses
Administration and office expenses	236,671	139,278	97,393
Consulting	120,534	192,916	(72,382)
Directors and officers fees	38,677	22,500	16,177
Investor relations and communications	38,847	53,461	(14,614)
Professional fees	64,901	205,988	(141,087)
Transfer agent and regulatory	85,362	44,207	41,155
Salaries and benefits	110,932	93,293	17,639
Travel & promotion	17,994	53,412	(35,418)
	713,918	805,055	(91,137)

Other expenses (income) and non-cash items:
Interest income	(282)	(10,648)	10,366
Foreign exchange loss (gain)	226,638	(164,773)	391,411
Joint venture admin fee	(4,745)	(3,156)	(1,589)
Interest and financing costs	171,887	-	171,887
Stock-based compensation	407,487	409,518	(2,031)
Amortization	17,866	16,609	1,257
	818,851	247,550	571,301

Total	$1,655,993	$1,120,594	$535,399

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Quarterly Info and Trend

The following quarterly information is derived from the Company’s consolidated financial statements:

	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008
Operating expenses	$(731,784)	$(1,045,336)	$(847,581)	$(1,063,668)
Interest earned	282	2,386	17,572	24,949
Joint venture admin	4,745	9,755	33,570	22,245
Foreign exchange	(226,638)	13,600	432,199	(164,454)
General exploration	(123,224)	(178,467)	(267,439)	(119,846)
Loss	(1,076,619)	(1,198,062)	(631,679)	(1,300,774)
Stock-based compensation	(407,487)	(530,283)	(305,942)	(1,713,095)
Financing costs	(171,887)	(33,752)	-	-
Net (Loss) gain	(1,655,993)	(1,762,097)	(937,621)	(3,013,869)
Basic (loss) per share	$(0.02)	$(0.02)	$(0.01)	$(0.03)

	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007
Operating expenses	$(821,664)	$(676,059)	$(405,391)	$(549,223)
Interest earned	10,648	41,355	54,205	62,770
Joint venture admin	3,156	47,859	-	-
Foreign exchange	164,773	(44,294)	(242,974)	(413,887)
General exploration	(67,989)	(31,449)	(67,843)	(57,241)
Loss	(711,076)	(662,588)	(662,003)	(957,581)
Stock-based compensation	(409,518)	1,620,850	(5,834,303)	(15,555)
Net (Loss) gain	(1,120,594)	958,262	(6,496,306)	(973,136)
Basic (loss) per share	$(0.01)	$0.01	$(0.08)	$(0.01)

The Company has had no revenue from mining operations since its inception. Major variations in costs are summarized below:

  Mineral property expenditures can vary widely from quarter to quarter depending on the timing of option payments and the stages and priorities of the exploration program.
  The company receives a management fee on the Blackberry joint venture, the amount of which varies dependent on the level of project expenditures.
  Foreign exchange gains and losses arise because the Company conducts certain of its activities and holds financial assets in the US and Mexico, but reports in Canadian dollars.
  Stock based compensation amounts can vary widely from quarter to quarter based on the timing, amount and tenure of stock option awards.
  Financing costs vary based on the timing, type and amount of debt and equity placements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Related Party Information

Manex Resource Group (“Manex”), a private company controlled by a director of the Company provided comprehensive management, administration, equipped office space and corporate development services to the Company. These services were provided in the normal course of operations for consideration established and accepted by the Company and Manex, which management believes was reasonable and cost-effective under the circumstances. Please see financial statements Note 9 for more detailed information.

The Company is party to an agreement dated March 27, 2006 with Atherton Enterprises Ltd. (“Atherton”), which was amended in July 2008 and December 2008, to retain the services of Scott Hean as Chief Financial Officer.

On March 17, 2009, the President and CEO of the Company lent US$200,000 (the “Loan”) to the Company for operating expenditures. The Loan has a one year term at an annual interest rate of 4.5% .

Financial Conditions, Liquidity and Capital Resources

The Company has limited financial resources and finances its operations by raising capital in the equity markets. As at March 31, 2009, the Company has cash and cash equivalents of $103,472. The Company will need to rely on the sale of such securities and/or enter into joint venture agreements with third parties to provide working capital and to finance its mineral property acquisition and exploration activities. Since the Company does not generate any revenue from operations, its long-term profitability will be directly related to the success of its mineral property acquisition and exploration activities.

At March 31, 2009, the Company had a working capital deficiency of $1,160,110 compared to a working capital deficiency of $504,419 as at December 31, 2008. During the period ended March 31, 2009, the Company received $33,220 cash through the exercise of stock options, U$73,930 from Blackberry Joint Venture Partner, and additional gross proceeds of US$1,170,300 from convertible notes.

In three months ended March 31, 2009, the Company spent $287,749 (2008 - $645,303) in operations and $1,627,138 (2008 - $2,967,699) in mineral property expenditures including US$288,950 property option payments.

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in raising funds in the past through issuing common shares and convertible notes, it is uncertain whether it will continue this financing due to difficult conditions. Management is discussing financing options with a number of investment advisors. Additionally, management is considering bringing partners into some of its exploration projects and restructuring payment terms for some property acquisitions.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Commitments and Contingencies

As at May 13, 2009, the Company has the following contractual and optional obligations:

		Less than 1			More than 5
	Total	year	1-3 years	4-5 years	years
Mineral properties (a)	$14,621,056	$1,712,908	$6,816,066	$3,960,483	$2,131,599
Office Lease (b)	487,500	112,500	375,000	-	-
Total	$15,108,556	$1,825,408	$7,191,066	$3,960,483	$2,131,599

a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for Willow Creek property in each of 2009 and 2010.

b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year notice. The current expiry date is June 30, 2012. The Company also had two office leases in Kanab, Utah and Yerington, Nevada United States.

In September 2008, three environmental groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona Strip and the economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, the Company believes the lawsuit is without legal merit and is taking actions to protect its interests.

Outstanding Shares, Stock Options and Share Purchase Warrants

As at May 13, 2009, 87,574,819 common shares were issued and outstanding, 8,054,541 warrants were outstanding at a weighted average exercise price of $1.61, and 7,080,300 stock options were outstanding at a weighted average exercise price of $2.59 of which 5,784,448 were fully vested.

Off Balance Sheet Arrangements

None.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Disclosure Controls and Internal Control over Financial Reporting

We have evaluated the effectiveness of our disclosure controls and procedures and have concluded based on our evaluation that they are sufficiently effective to provide reasonable assurance that material information relating to the Company is made known to management and disclosed in accordance with applicable securities regulations.

Internal control over financial reporting has been designed, based on the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Management, under the supervision of the CEO and CFO, has evaluated the effectiveness of our internal control over financial reporting using the framework designed as described above and based on this evaluation, the CEO and CFO have concluded that internal control over financial report was effective as of March 31, 2009 and there have been no significant changes to internal control over financial reporting in the three months ended March 31, 2009.

Because of inherent limitations, internal control over financial reporting and disclosure controls can provide only reasonable assurances and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Audit Committee of the Company has reviewed this MD&A, and the consolidated financial statements for the period ended March 31, 2009, and the Board of Directors approved these documents prior to their release.

Changes in Accounting Policies and Recent Accounting Pronouncements

The Company’s significant accounting policies are subject to estimates and, key judgments about future events, many of which are beyond management’s control. A detailed summary of the Company’s significant accounting policies is included in Note 2 of the Company’s audited consolidated financial statements for the year ended December 31, 2008.

Accounting Policies Changes

The CICA issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which established standards for the recognition, measurement, presentation, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. On January 1, 2009, the Company adopted these changes, with no impact on its consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Recent Accounting Pronouncements

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with International Financial Reporting Standards (“IFRS”) effective for fiscal years beginning on or after January 1, 2011. The Company will therefore be required to report using IFRS commencing with its interim consolidated financial statements for the three months ended March 31, 2011, which must include the interim results for the prior period ended March 31, 2010 prepared on the same basis. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures.

The Company is completing a preliminary diagnostic and developing an IFRS conversion implementation plan, which includes a detailed assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan also considers the impact of the conversion of the Company’s information technology systems, internal controls over financial reporting, performance measurement systems, disclosure controls and procedures and other business activities that may be influenced by GAAP measurements.

The Company is currently performing an analysis of the significant IFRS-GAAP differences with respect to the Company’s financial statements and disclosures. The Company will quantify the potential effect of theses differences as part of the conversion implementation plan. Certain key members of the accounting department of the Company have been attending in-depth training sessions regarding IFRS-GAAP differences with a particular focus on how they apply to entities in the mining industry.

Risks and Uncertainties

The principal business of the Company is the exploration and development of mineral properties. Given the nature of the mining business, the limited extent of the Company's assets and the present stage of development, the following risk factors, among others, should be considered.

The Company does not generate any revenues from production. The Company’s success will depend largely upon its ability to commercially productive mineral reserves. Mineral exploration is highly speculative in nature, involves many risks and frequently is non-productive. There is no assurance that our exploration efforts will be successful. Success in establishing reserves is a result of a number of factors, including the quality of management, the level of geological and technical expertise, the quality of land available for exploration as well as various other factors.

Once mineralization is discovered, it may take several years in the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves through drilling and bulk sampling, to determine the optimal metallurgical process to extract the metals from the ore and, in the case of new properties, to obtain required permits and construct mining and processing facilities. Because of these uncertainties, no assurance can be given that the exploration programs will result in the establishment or expansion of resources or reserves or the ultimate development of mining operations.

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

Since the Company does not generate any revenues, it may not have sufficient financial resources to undertake by itself all of its planned mineral property acquisition and exploration activities. Operations will continue to be financed primarily through the sale of securities such as common shares. The Company will need to continue its reliance on the sale of such securities for future financing, which may result in dilution to existing shareholders. Furthermore, the amount of additional funds required may not be available under favorable terms, if at all, and will depend largely on the acquisition and exploration activities pursued.

The ability to attract capital to the Company is dependent on commodity prices. Commodity prices fluctuate on a daily basis and they are affected by a number of factors beyond the control of the Company. If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The resource industry is intensively competitive in all of its phases, and the Company competes with many other companies possessing much greater financial and technical resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped properties. The principal competitive factors in the acquisition of prospective properties include the staff and data necessary to identify and investigate such properties, and the financial resources necessary to acquire and develop the projects. Competition could adversely affect the Company’s ability to acquire suitable prospects for exploration.

Licenses and Permits

The operations of the Company require licenses and permits from various government authorities. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations for work in progress and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities or to maintain continued operations that economically justify the cost.

Forward-Looking Statements

Some of the statements contained in this MD&A are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce;

Quaterra Resources Inc.
(An Exploration Stage Company)
Management’s Discussion and Analysis
For the Three Months Ended March 31, 2009

litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this MD&A.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities.